EXHIBIT 99.1

Evaxion to present three-year clinical efficacy data for personalized cancer vaccine EVX-01 at the ESMO Congress 2026

  Three-year data from phase 2 trial will provide additional insights into potentially enhanced treatment effects and durability of the EVX-01-induced immune response
  Data will also offer insight into the vaccine’s effect also as stand-alone treatment of patients with advanced melanoma
  Unprecedented two-year data from the trial presented last year showed high response rates and an impressive durability of responses

COPENHAGEN, Denmark, July 17, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, will present three-year clinical efficacy data from its phase 2 trial with personalized cancer vaccine candidate EVX-01 at the European Society for Medical Oncology (ESMO) Congress 2026 to be held in Madrid, Spain, from October 23-27, 2026.

The data stems from a one-year extension of the phase 2 trial evaluating EVX-01 in patients with advanced melanoma (skin cancer). In the third year, patients received EVX-01 as stand-alone therapy, meaning the data will offer insight into the vaccine’s effect also when not administered in combination with anti-PD-1 therapy. Further, the data may also provide additional insights into potentially enhanced treatment effects and durability of the EVX-01-induced immune response.

“We are looking forward to presenting the data on EVX-01 at the important ESMO Congress. This will be an excellent opportunity for us to also discuss the data with stakeholders and potential business partners at a time when pivotal late-stage clinical data are continuing to emerge across the personalized cancer vaccine field,” says Birgitte Rønø, CSO & COO of Evaxion.

Convincing results
The three-year data will add to already convincing results from the phase 2 trial. The two-year data demonstrated an Objective Response Rate (ORR) of 75% as 12 out of 16 patients had objective clinical responses, with four patients obtaining a complete response. Additionally, a durable clinical benefit was observed as 92% of patients were still responding at two years follow-up and no relapses were observed.

54% of patients had a deepened response during treatment, improving from stable disease or partial response to partial or complete response. Tumor reduction (target lesions) was observed in 15 out of the 16 patients enrolled in the trial.

In the trial, EVX-01 induced an immune response in all patients, with 86% of the targeted neoantigens generating potent specific T-cell responses.

The phase 2 trial investigated EVX-01 in patients with advanced melanoma. Each patient enrolled in the trial received a unique vaccine designed and manufactured based on their individual biology. In the first two-years, patients received EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab). In the third year, a subset of patients received EVX-01 as stand-alone therapy. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Presentation details
Abstract title: EVX-01, a personalized cancer vaccine, induces sustained T-cell responses and durable disease control in advanced melanoma after three-year of follow-up
Presentation#: 2006P
Location: Poster Area – Hall 5
Topic: Investigational immunotherapy
Date/Time: October 24, 2026, at 12:00 - 12:45 CET
Presenter: Dr. Muhammad Adnan Khattak, Director, Oncology, One Clinical Research, Hollywood Private Hospital & Edith Cowan University, Perth, WA, Australia

About EVX-01
EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancers. It is Evaxion’s lead clinical asset.

Designed with our AI-Immunology™ platform, EVX-01 and is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

About melanoma
Melanoma accounted for approximately 1 in 5 of the 1.5 million new skin cancer cases estimated globally in 2020 with approximately 325,000 cases and 57,000 deaths. The global burden from melanoma is estimated to increase to 510,000 new cases and 96,000 deaths by 2040 (Arnold et al., JAMA Dermatology 2022). The global market for melanoma treatments is estimated to grow to $7.4 billion by 2029 (GlobalData).

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development.

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.